UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of June 2022

Commission file number: 001-39957

NLS PHARMACEUTICS LTD.

(Translation of registrant’s name into English)

The Circle 6

8058 Zurich, Switzerland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7):_____

CONTENTS

Ordinary Shareholder Meeting Results

On May 31, 2022, NLS Pharmaceutics Ltd., or the Registrant, convened, an Ordinary Shareholders’ Meeting, or the Meeting. At the Meeting, a quorum was present, and the shareholders of the Registrant approved all agenda items as originally proposed.

Nasdaq Extension

On May 27, 2022, following the submission of a compliance plan, the Registrant received an extension, until September 27, 2022, to regain compliance with The Nasdaq Stock Market minimum stockholders' equity requirement for continued listing on the Nasdaq Capital Market.

This Report of Foreign Private Issuer on Form 6-K is incorporated by reference into the Registrant’s Registration Statement on Form F-3 (File No. 333-262489), filed with Securities and Exchange Commission, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NLS Pharmaceutics Ltd.

Date: June 1, 2022	By:	/s/ Alexander Zwyer
		Name:	Alexander Zwyer
		Title:	Chief Executive Officer

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